

January 12, 2010

By U.S. Mail and facsimile to 011-34-91-257-12-82

José Antonio Alvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Rebekah Blakeley Moore
Senior Accountant